Exhibit 99.1

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

On November 10, 2022, Cool Company Ltd. acquired four special purpose vehicles (the “Acquired Vessel SPVs”) with contracted LNG carriers, the 2021 built 2-stroke Kool Orca, the 2020 built 2-stroke Kool Firn, and the 2015 built TFDE vessels Kool Boreas and Kool Baltic (the “Acquired Vessels”), from Quantum Crude Tankers Ltd, an affiliate of EPS, for approximately $660 million.

The formation and funding of CoolCo and its acquisition of the eight TFDE LNG carriers and the shipping and FSRU management organization from Golar were completed in a series of phased acquisitions. CoolCo commenced meaningful operations from January 27, 2022, the date of the Private Placement from which point it had the means to finance the acquisitions pursuant to the Vessel SPA and ManCo SPA. CoolCo acquired each of the thirteen legal entities from Golar on multiple acquisition dates during the period from March 3, 2022 to June 30, 2022.

The unaudited pro forma condensed combined financial information presented below has been prepared in accordance with Article 11 of Regulation S-X. The following unaudited pro forma condensed combined financial information for the nine months period ended September 30, 2022 gives effect to  the acquisition of the Acquired Vessel SPVs as if they had occurred on January 1, 2022 and is based on the following:

a.
CoolCo’s interim condensed consolidated financial information during the successor period of the Company, commencing on January 27, 2022, reflects the funding and the phased acquisition of the legal entities acquired from Golar on the respective acquisition dates until September 30, 2022 (the “Successor Period”);

b.
Combined carve-out financial information of Golar Shipping and Vessel Management (“GSVM” or “Predecessor”) a carve-out business of Golar LNG Limited (“Golar” or “Parent”) which included historical operations and results of each of the legal entities CoolCo acquired from Golar until the day prior to the respective acquisition date (the “Predecessor Period”); and

c.	Aggregated financial information of each of the Acquired Vessel SPVs during the period from April 29, 2022 (the date of incorporation of each of those SPVs) to September 30, 2022 (Note 5).

The assumptions and estimates underlying the adjustments to the unaudited pro forma condensed combined financial information are described in the accompanying notes, which should be read together with the unaudited pro forma condensed combined financial information.

As the operations of the Acquired Vessels did not constitute a “business” for purposes of Article 11 of Regulation S-X prior to the time the Acquired Vessel SPVs were incorporated,  the results and related expenses of the Acquired Vessels and Acquired Vessel SPVs are included from April 29, 2022 (the date of incorporation). Accordingly, we do not present pro forma financial information for the fiscal year ended December 31, 2021 as there would be no pro forma adjustments to reflect for the year ended December 31, 2021 and any pro forma statement of operations would be the same as the historical operations and results of GSVM for the year ended December 31, 2021, included elsewhere in this Form 20-F.

The following unaudited pro forma condensed combined financial information was prepared using the asset acquisition method of accounting under accounting principles generally accepted in the United States (“U.S. GAAP”). For accounting purposes, the acquisition of the Acquired Vessel SPVs will be accounted for as an asset acquisition. To determine the accounting for this transaction under U.S. GAAP, a company must assess whether an integrated set of assets and activities should be accounted for as an acquisition of a business or an asset acquisition. The guidance requires an initial screen test to determine if substantially all of the fair value of the gross assets acquired is concentrated in a single asset or group of similar assets. If that screen test is met, the set assets and activities, and any assumed liabilities is not a business. In connection with the acquisition of the Acquired Vessel SPVs, substantially all the fair value is included in the Vessels and Equipment and, as such, the acquisition will be treated as an asset acquisition.

Accounting rules require evaluation of certain assumptions, estimates, or determination of financial statement classifications. The accounting policies of CoolCo may materially vary from those of the Acquired Vessel SPVs. During the preparation of the unaudited pro forma condensed combined financial information, management has performed a preliminary analysis and is not aware of any material differences, and accordingly, this unaudited pro forma condensed combined financial information assumes no material differences in accounting policies. Management will conduct a final review of Acquired Vessel SPV’s accounting policies in order to determine if differences in accounting policies require adjustment or reclassification of the Acquired SPV’s results of operations or reclassification of assets or liabilities to conform to CoolCo’s accounting policies and classifications. As a result of this review, management may identify differences that, when conformed, could have a material impact on the unaudited pro forma condensed combined financial information.

The unaudited pro forma condensed combined financial information is provided for informational purposes only and is not necessarily indicative of the operating results that would have occurred if the transactions had been completed as of the dates set forth above, nor is it indicative of our future results. The unaudited pro forma condensed combined financial information should be read together with the Company’s unaudited condensed consolidated financial statements as of and for the nine month period ended September 30, 2022 and the Acquired Vessel SPVs unaudited interim financial statements as of and for the period ended September 30, 2022, included elsewhere in this Form 20-F.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENTS OF OPERATIONS
FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2022

	Cool Company Limited (Successor) Note 1	Golar Shipping and Vessel Management (Predecessor) Note 1	Acquired Vessel SPVs Aggregated (Note 1 and 5)	Transaction accounting adjustments	Notes	Pro Forma Combined
(in thousands of $, except per share amounts)	Phased period from January 27, 2022 to September 30, 2022	Phased period from January 1, 2022 to June 30, 2022	Period from April 29, 2022 to September 30, 2022
Time and voyage charter revenues	104,535	37,289	40,522	—		182,346
Vessel and other management fee revenues	3,684	6,167	—	(968)	4a	8,883
Amortization of intangible assets and liabilities arising from charter agreements, net	14,504	—	—	—		14,504
Total operating revenues	122,723	43,456	40,522	(968)		205,733

Vessel operating expenses	(24,781)	(7,706)	(7,326)	968	4a	(38,845)
Voyage, charter hire and commission expenses, net	(1,212)	(1,229)	(355)	—		(2,796)
Administrative expenses	(6,262)	(5,422)	—	(700)	4b	(12,384)
Depreciation and amortization	(28,413)	(5,745)	(9,142)	—		(43,300)
Total operating expenses	(60,668)	(20,102)	(16,823)	268		(97,325)

Other operating income	—	4,374	—	—		4,374
Operating income	62,055	27,728	23,699	(700)		112,782

Financial income/(expense)
Interest income	389	4	—	—		393
Interest expense	(15,172)	(4,725)	(7,329)	—		(27,226)
Gains on derivative instruments	9,527	—	—	—		9,527
Other financial items, net	(2,227)	622	8	—		(1,597)
Net financial expenses	(7,483)	(4,099)	(7,321)	—		(18,903)
Income before income taxes and non-controlling interests	54,572	23,629	16,378	(700)		93,879
Income taxes	(141)	(385)	—	—		(526)
Net income	54,431	23,244	16,378	(700)		93,353
Net income attributable to non-controlling interests	(1,902)	(8,206)	—	—		(10,108)
Net income attributable to the Owners / Parent	52,529	15,038	16,378	(700)		83,245
Number of shares outstanding	40,010,000			13,678,462	4c	53,688,462
Basic and diluted earnings per share	$1.31					$1.55

See accompanying notes to the Unaudited Pro Forma Condensed Combined Financial Information

COOL COMPANY LTD.
UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
AS OF SEPTEMBER 30, 2022

(in thousands of $)	Cool Company Limited (Successor) Note 1	Acquired Vessel SPVs Aggregated (Note 1 and 5)	Transaction accounting Adjustments	Notes	Pro Forma Combined
ASSETS

Current assets
Cash and cash equivalents	94,790	—	30,920	4c and 4d	125,710
Restricted cash and short-term deposits	3,468	—	—		3,468
Trade accounts receivable	1,674	3	—		1,677
Intangible assets, net	6,338	—	—		6,338
Inventories	4	1,019	—		1,023
Amounts due from related party	—	20,050	(20,050)	4e	—
Other current assets	4,611	4,068	(3,850)	4f	4,829
Total current assets	110,885	25,140	7,020		143,045

Non-current assets
Restricted cash	456	—	—		456
Vessels and equipment, net	1,164,815	645,675	8,874	4g	1,819,364
Intangible assets, net	5,550	—	—		5,550
Other non-current assets	11,598	—	—		11,598
Total assets	1,293,304	670,815	15,894		1,980,013

LIABILITIES AND EQUITY

Current liabilities
Current portion of long-term debt	151,183	38,363	—		189,546
Trade accounts payable	1,467	6,385	—		7,852
Accrued expenses	42,335	—	—		42,335
Other current liabilities	38,737	—	—		38,737
Amounts due to related parties	8,196	130,000	(133,850)	4e and 4f	4,346
Total current liabilities	241,918	174,748	(133,850)		282,816

Non-current liabilities
Long-term debt	506,195	479,689	—		985,884
Other non-current liabilities	28,700	—	—		28,700
Total liabilities	776,813	654,437	(133,850)		1,297,400
Equity
Owners’ / Parent’s equity	394,863	—	166,122	4c	560,985
Accumulated Earnings	52,529	16,378	—	4h	52,529
Non-controlling interests	69,099	—	—		69,099
Total equity	516,491	16,378	149,744		682,613
Total liabilities and equity	1,293,304	670,815	15,894		1,980,013

See accompanying notes to the Unaudited Pro Forma Condensed Combined Financial Information

Notes to Unaudited Pro Forma Condensed Combined Financial Information

1. Basis of presentation

On November 10, 2022, Cool Company Ltd. acquired four special purpose vehicles (the “Acquired Vessel SPVs”) with contracted LNG carriers, the 2021 built 2-stroke Kool Orca, the 2020 built 2-stroke Kool Firn, and the 2015 built TFDE vessels Kool Boreas and Kool Baltic (the “Acquired Vessels”), from Quantum Crude Tankers Ltd, an affiliate of EPS for approximately USD 660 million. Details of the Acquired Vessel SPVs are as follows:

Name	Purpose
Pernli Marine Limited	Owns and operates Kool Baltic
Persect Marine Limited	Owns and operates Kool Boreas
Felox Marine Limited	Owns and operates Kool Firn
Respent Marine Limited	Owns and operates Kool Orca

The unaudited pro forma condensed combined balance sheet as of September 30, 2022 gives effect to the acquisition as if it had occurred on September 30, 2022.

As the operations of the Acquired Vessels did not constitute a “business” for purposes of Article 11 of Regulation S-X prior to the time the Acquired Vessel SPVs were incorporated, the results and related expenses of the Acquired Vessels and Acquired Vessels SPVs are included from April 29, 2022 (the date of incorporation). Accordingly, we do not present pro forma financial information for the fiscal year ended December 31, 2021 as there would be no adjustments to reflect for the year ended December 31, 2021. The unaudited pro forma condensed combined statements of operations for the nine months ended September 30, 2022, are presented as if the acquisition had occurred on January 1, 2022.

The unaudited pro forma condensed combined statement of operations for the nine months ended September 30, 2022 has been prepared using, and should be read in conjunction with, the following:

•
CoolCo’s unaudited interim condensed consolidated statement of operations for the nine months period ended September 30, 2022, presented in relation to the Successor and the Predecessor period, included elsewhere in this Form 20-F;

•	The aggregated statement of operations of each of the Acquired Vessel SPVs for the period from April 29, 2022 (the date of incorporation of each of the SPVs) to September 30, 2022 (Note 5).

The unaudited pro forma condensed combined balance sheet as of September 30, 2022 has been prepared using the following:

•	CoolCo’s unaudited interim condensed consolidated balance sheets as of September 30, 2022, included elsewhere in this Form 20-F;
•	The aggregated balance sheets of each of the Acquired Vessel SPVs as of September 30, 2022 (Note 5).

The pro forma information has been prepared by our management and it may not be indicative of the results that actually would have occurred had the transaction been in effect on the dates indicated, nor does it purport to indicate the results that may be obtained in the future. They also may not be useful in predicting the future financial condition and results of operations of the combined company. Our actual financial condition and results of operations may differ significantly from the pro forma amounts reflected herein due to a variety of factors.

The Company has preliminarily concluded the acquisition of the Acquired Vessel SPVs repre-sents an asset acquisition by CoolCo of the Acquired Vessel SPVs. To determine the accounting for this transaction under U.S. GAAP, a company must assess whether an integrated set of assets and activities will be accounted for as an acquisition of a business or an asset acquisition. The guidance requires an initial screen test to determine if substantially all of the relative fair value of the gross assets acquired is concentrated in a single asset or group of similar non-financial assets. If that screen test is met, the set of assets and activities, and assumed liabilities is not a business. In connection with the acquisition of the Acquired Vessel SPVs, substantially all of the consider-ation paid is allocated to the fair value of acquired Vessels and Equipment and, as such, the ac-quisition is expected to be treated as an asset acquisition. The Acquired Vessel SPV’s assets and liabilities will be measured and recognized at their relative fair values, as estimated in good faith by management, and allocated to the net assets acquired as of the transaction date, and combined with the assets, liabilities, and results of operations of CoolCo on November 10, 2022, the con-summation date of the acquisition. The Company has not yet completed its valuation analysis of the fair market value of the Acquired Vessel SPV’s assets acquired and liabilities assumed.

Asset acquisitions are to be accounted for by allocating costs, including transaction costs, of the acquisition to the acquired assets based on their relative fair value basis. For the purpose of meas-uring the estimated fair value of the assets acquired and liabilities assumed, CoolCo estimated the preliminary fair values as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants as of the measurement date. The preliminary fair value measurements utilize estimates based on historical and current market data. The unaudited pro forma adjustments included herein are preliminary and will be adjusted as ad-ditional information becomes available and as additional analyses are performed. The final pur-chase price allocation will be determined subsequent to the acquisition, and the final amounts of the assets acquired, and liabilities assumed may differ materially from the values recorded in the unaudited pro forma condensed combined financial information.

2. Preliminary Purchase Price Allocation

The accompanying unaudited pro forma condensed combined financial statements reflect a net cash consideration of $135.2 million.

For purposes of this pro forma analysis, the above purchase price has been allocated based on the preliminary relative fair value of the assets and liabilities acquired as follows:

(in thousands of $)	September 30, 2022 Pro Forma
Vessels and Equipment, net	654,549
Net working capital	(1,295)
Debt, net of unamortized transaction costs	(518,052)
Net assets acquired	135,202

The guidance in ASC 805 requires an initial screen test to determine if substantially all of the fair value of the gross assets acquired is concentrated in a single asset or group of similar assets. If that screen is met, the set is not a business. The initial screen test was met as CoolCo determined that substantially all of the fair value was concentrated in the acquired Vessels and equipment. The preliminary fair value of the Vessels and equipment was determined to be approximately $654.5 million before the purchase price was allocated among the assets and liabilities acquired, as shown above.

3. Financing transactions

The Company financed the acquisition of the Acquired Vessel SPVs with a gross $170 million (net: $166.1 million) share issuance of 13,678,462 new shares in a private placement during November 2022 (the “Second Private Placement”) and assumed the underlying debt of a $518 million term loan facility, net of unamortized transaction costs, secured by the Acquired Vessel SPVs. Maturing in May 2029, the facility carries interest at SOFR plus a margin of 2.0%. Approximately $20 million principal repayment in respect of this facility was paid on November 14, 2022 which has not been reflected as a pro forma adjustment.

Upon completion of the Second Private Placement, the Company has a total of 53,688,462 outstanding shares, each share par value $1.00.

4. Pro forma adjustments

The pro forma adjustments are based on our preliminary estimates and assumptions that are subject to change. The following adjustments have been reflected in the unaudited pro forma condensed combined financial information:

(a)	Reflects the elimination of technical and commercial management services fee revenue/expense for the management of four vessels provided by the Company’s management organization.
(b)	Reflects administrative services costs associated with the acquisition paid by the Company.
(c)	To reflect the issuance of 13,678,462 common shares and the net proceeds of $166.1 million from this issuance of common shares as part of financing of the acquisition.
(d)	To reflect the net cash consideration of $135.2 million paid in connection with the acquisition of the Acquired SPVs.
(e)	Reflects the deemed reclassification to contributed equity and settlement of net amount payable to related party of $110 million received as part of cash consideration.
(f)
Reflects the elimination of net due to/due from balances between the Company and the Acquired Vessel SPVs and are comprised primarily of management fees and other vessel operating cost advances received for managing the Acquired Vessels.

(g)
On a preliminary basis, and until the purchase price allocation has been finalized, the consideration price in excess of the net book value of the Acquired Vessels assets has been allocated to Vessels and Equipment.

(h)	Reflects the elimination of pre-acquisition accumulated earnings of the Acquired Vessel SPVs.

5. Summary Financial Information of Acquired SPVs

The individual and aggregated statement of operations of each of the Acquired Vessel SPVs for the period from April 29, 2022 (date of incorporation of each of the SPVs) to September 30, 2022 is as follows:

	For the Period from April 29, 2022 to September 30, 2022
(in thousands of $)	Pernli Marine Ltd.	Persect Marine Ltd.	Felox Marine Ltd.	Respent Marine Ltd.	Acquired Vessel SPVs Aggregated

Time and voyage charter revenues	11,043	11,046	9,220	9,213	40,522

Voyage, charter hire and commission expenses, net	(26)	(126)	(35)	(168)	(355)
Vessel operating expenses	(1,918)	(1,938)	(1,656)	(1,814)	(7,326)
Depreciation	(2,298)	(2,341)	(2,274)	(2,229)	(9,142)
Total operating expenses	(4,242)	(4,405)	(3,965)	(4,211)	(16,823)

Operating income	6,801	6,641	5,255	5,002	23,699

Financial income/(expense)
Interest expense	(1,665)	(1,694)	(1,971)	(1,999)	(7,329)
Other financial items, net	2	2	2	2	8
Net financial expenses	(1,663)	(1,692)	(1,969)	(1,997)	(7,321)

Net income	5,138	4,949	3,286	3,005	16,378

5. Summary Financial Information of Acquired SPVs (Continued)

The individual and aggregated balance sheets of each of the Acquired Vessel SPVs as of September 30, 2022 are as follows:

	Pernli Marine Ltd.	Persect Marine Ltd.	Felox Marine Ltd.	Respent Marine Ltd.	Acquired Vessel SPVs Aggregated
ASSETS
Current assets:
Amount due from related party	5,977	5,885	4,093	4,095	20,050
Trade receivables	—	3	—	—	3
Prepaid expenses and other current assets	1,189	1,078	898	903	4,068
Inventories	218	279	276	246	1,019
Total current assets	7,384	7,245	5,267	5,244	25,140

Non-current asset:
Vessels, net	146,753	149,291	173,545	176,086	645,675
Total assets	154,137	156,536	178,812	181,330	670,815

LIABILITIES AND EQUITY
Current liabilities:
Trade payable and accrued expenses	1,939	2,034	1,053	1,359	6,385
Current portion of long-term debt	10,637	10,817	8,653	8,256	38,363
Amount due to related party	29,500	30,000	35,000	35,500	130,000
Total current liabilities	42,076	42,851	44,706	45,115	174,748

Non-current liability:
Long-term debt	106,923	108,736	130,820	133,210	479,689
Total liabilities	148,999	151,587	175,526	178,325	654,437

Equity:
Common stock, no par value; 500 shares authorized, 100 shares issued each and outstanding as of September 30, 2022	—	—	—	—	—
Accumulated earnings	5,138	4,949	3,286	3,005	16,378
Total equity	5,138	4,949	3,286	3,005	16,378

Total liabilities and equity	154,137	156,536	178,812	181,330	670,815